

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2014

Via E-mail
Mr. Paul Seavey
Chief Financial Officer
Equity LifeStyle Properties, Inc.
Two North Riverside Plaza
Suite 800
Chicago, IL 60606

     Re: **Equity LifeStyle Properties, Inc.**
               Form 10-K for year ended December 31, 2013
               Filed on February 24, 2014
               File No. 001-11718

Dear Mr. Seavey:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

Results of Operations, page 34

1.   Please tell us how you complied with Item 10(e) of Regulation S-K, or tell us how you determined it was not necessary to reconcile Income from property operations, excluding deferrals for your total portfolio to Consolidated net income.

Financial Statements

Notes to Consolidated Financial Statements, page F-11

Note 18-Commitments and Contingencies, page F-32

California Hawaiian, page F-33

2.   In your Form 8-K filed on April 18, 2014, you disclose jury verdicts of $15.3 million in compensatory damages and $95.8 million in punitive damages against your operating partnership. With respect to these verdicts, please tell us how you have complied with ASC 450-20 in prior periodic filings. Specifically, tell us when the loss met the probable and reasonably estimable criteria described in paragraph 2 of ASC 450-20-25. Additionally, tell us how you determined that the loss contingency was not at least reasonably possible and that it was not necessary to disclose an estimate of the possible loss or range of loss in prior periodic filings in accordance with paragraph 4 of ASC 450-20-50. Your response should include, but not be limited to, a discussion of the exact timeline of this matter. Further, your timeline should address the filings dates of your prior periodic filings.

Other, page F-35

3.   We note your disclosure that "Management believes that all proceedings herein described or referred to, taken together, are not expected to have a material adverse impact on us." Please clarify what is meant by "us." Specifically, please tell us if you were referring to your balance sheet, statement of income and comprehensive income, and statement of cash flows. If you were referring to your balance sheet, statement of income and comprehensive income, and statement of cash flows; please tell us how you were able to make that conclusion in light of the recent jury verdicts. If you were not referring to your balance sheet, statement of income and comprehensive income, and statement of cash flows, then we note that you have not disclosed in your financial statement footnotes:
(i)   the possible loss or range of loss; or
(ii)   a statement that an estimate of the loss cannot be made
ASC 450 indicates that if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, accrual would be inappropriate, but disclosure must be made regarding an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made. Please revise your disclosures beginning in the first quarter Form 10-Q to include all of the disclosures required by paragraphs 1 and 3-5 of ASC 450-20-50. Please provide an example of your proposed disclosures.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or the undersigned at 202-551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief